Annual Report

Cover Page

Name of issuer:

Creator Networks, Inc.

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: DE

Date of organization: 2/17/2022

Physical address of issuer:

159 N Sangamon
Suite 200
Chicago IL 60607

Website of issuer:

gigastar.io

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$5,431,228.00	$4,326,131.00
Cash & Cash Equivalents:	$2,707,691.00	$1,798,486.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$132,461.00	$2,006,886.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$548,790.00	$350,792.00
Cost of Goods Sold:	$150,818.00	$109,711.00
Taxes Paid:	$0.00	$0.00
Net Income:	($3,167,391.00)	($2,964,366.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Creator Networks, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Mohammed Asfour	COO	Creator Networks, Inc.	2022
Hazem Dawani	CEO	Creator Networks, Inc.	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Victor Glava	Chief Technology Officer	2023
Mohammed Asfour	Co-Founder/Chief Operating Officer	2022
Hazem Dawani	Chief Executive Officer	2022
Ken Yong	Director of Finance	2024
Sarah McNabb	Chief Marketing Officer	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Hazem Dawani	3752706.0 Common and Preferred	20.226

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

High degree of risk:
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company, as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections:
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our services, that Creators and investors think it's a better option than a competing service, or that we will be able to provide the services at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess:
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited:
Any Interests purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the Interests that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the Interests back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time:
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be

restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. If the Company were to be acquired by an existing player in the industry or by a financial or other acquirer (which may never happen), it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed:
The Company is offering Interests in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, including those it is seeking to raise in a concurrent Regulation D offering, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital:
In addition to the equity capital it currently is seeking, the Company may need or want to access credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms, especially for young companies like us. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment:
We will likely need to engage in equity, debt, or other financings in the future, which may reduce the value of your investment in the Interests. Interest on debt securities could increase costs and negatively impact operating results. In addition, if we need to raise more capital from the sale of Interests, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Interest.

Management discretion as to use of proceeds:
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application

judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: forward-looking information:
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed and should not be relied upon in making an investment in the Company.

The amount raised in this offering may include investments from company insiders or immediate family members:
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in the concurrent Regulation D offering. Any such investments will be included in the raised amount reflected on the campaign page.

You are trusting that management will make good decisions for the Company:
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. There can be no assurance this will be the case.

We may not raise all the capital we are seeking in this offering, and will use "rolling closings.":
This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our Target Offering Amount for this Offering, we may request that the Intermediary instruct the Escrow Agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' business plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

There is a possibility that we may not be able to continue as a "going concern":We have concluded that there is an uncertainty about our ability to continue as a going concern, and our independent auditors have incorporated into their opinion accordingly. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business, and investors may lose their investments. Our ability to continue as a going concern is dependent on our ability to successfully accomplish our plan of operations described herein, obtain financing, and eventually attain profitable operations.

Using a credit card to purchase units may impact the return on your investment:
Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the units you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any proper valuation at this stage is difficult to assess:
Any valuation at this stage is difficult to assess. The Company has set the price of its securities in this offering at $58,000,000 ($52,200,000 for Early Bird investors) plus an Investor Transaction Fee. This fee is intended to offset transaction costs, and though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for units in our company accordingly. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven mechanisms. The valuation of private companies, especially early-stage companies, is difficult to assess, and you may risk overpaying for your investment.

Other Offerings of Series A Preferred Stock:
During and after the period of this Crowdfunding offering the Company may offer Series A Preferred Stock in one or more other offerings which, by SEC rules and regulations, are limited to institutional and high net worth investors who can meet certain

institutional and high net worth investors who can meet certain requirements specified by the SEC for participating in those offerings, including but not limited to providing tax returns or other documentation proving their eligibility to participate in those offerings, as well as meeting substantially higher minimum purchase amounts than is the case in this offering. Based on meeting those requirements, the purchase price of shares sold in those offerings will likely be lower than the purchase price here, possibly by a material amount, not to exceed 20% lower than the price used in this offering. As with any other subsequent sales of securities by the Company, these other sales will result in both economic and voting dilution vis-à-vis the shares sold in this offering. Additionally the Company has Convertible Notes outstanding which are convertible into Series A Preferred Shares at a price equal to approximately 72% of the price per share of this offering.

Cost basis for tax purposes:
The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Regulatory risks:
The operation of a Crowdfunding platform and a broker-dealer/Alternative Trading Platform is each subject to significant federal, state, and local government regulation. While the Company intends to comply strictly with all laws, rules and regulations governing its operations, no assurance can be given that more specific changes to current regulations or the adoption of new regulations by federal, state or local regulatory authorities or legislative initiatives, or court decisions would not have a material adverse effect on the Company's business, prospects, operating results and financial condition.

Future viability of YouTube as a principal social media platform:
The Company's business is highly dependent on the continuing popularity of YouTube and is likely to remain so for the foreseeable future. YouTube has strong competition from other video platforms, both in the U.S. and in other countries. Platforms such as Facebook, Vimeo, MetaCafe, Instagram, and Vevo in the U.S., and Daily Motion (France), Youku (China), TikTok (China), and a host of others compete for creators and viewers. To the extent YouTube becomes less popular, it would reasonably be expected to have an adverse effect on the ability and/or desirability of YouTube Creators to use the Company's Crowdfunding platform to raise capital. Similarly, if the Company were to create a secondary market for the securities issued by Creators on its Crowdfunding portal, the viability and success of that secondary market, and the revenue the Company would receive from that business line, could be expected to decline markedly, and possibly entirely if YouTube's popularity declined markedly.

YouTube may change its channel rules and procedures in its sole discretion:

Several YouTube rules and procedures have an impact on channel revenue and the viability of Channel Drops. Some of the more important include: (i) its search algorithms and other criteria, which affect which channels show as top results for any given search topic entered by a viewer; (ii) its revenue rates and ad placement selections; and (iii) its content moderation rules and/or censorship standards. There can be no assurance that YouTube will not take one or more actions which are beyond the control of the Creator or the Company and that diminish, possibly in a material amount, a Channel's YouTube Revenue or the viability of the Company's business model.

YouTube, and its owner Alphabet (Google) face significant regulatory issues, and certain countries may ban or restrict access:
The U.S. Government, as well as the European Union, India, and other governments and governmental agencies, frequently adopt new laws and rules aimed at diminishing what in their eyes is anti-competitive behavior, including monopolistic pricing, aggregation of data, and abuse of privacy rights. Additionally, certain countries, including the People's Republic of China, have completely banned YouTube, or, as in the case of Russia, Brazil, Thailand, and others, impose various levels of censorship on YouTube within their borders. As such, the regulatory environment for YouTube frequently changes, sometimes rapidly, including total bans on YouTube's access to various markets. Additional regulatory or legal issues for YouTube, or Alphabet more generally, in the U.S. or in other markets, may have a significant impact on the Channel and its YouTube Revenue.

Litigation risk:
The Company is in the business of assisting YouTube Creators in raising capital on the Company's Crowdfunding Platform through the sale of securities and may seek to develop a secondary trading market for such securities. If the Company were to be found liable, whether entirely or as a contributing actor in a securities lawsuit, including a lawsuit alleging fraud or the sale of securities not in compliance with Regulation CF, or with respect to the operation of a secondary market, it could face liability, possibly in a materially large amount. Any judgment against us that is in excess of our policy limits or not covered by our policies or not subject to insurance would have to be paid for by our cash reserves, which would reduce our capital resources and could jeopardize future operations.

Industry competition:
Increased competition presents an ongoing threat to the success of our business. We expect competition in services provided to creators in the creator economy, in particular with respect to raising capital and fan engagement, to continue to increase. We compete with a wide array of companies seeking to provide services, including with respect to raising capital and increasing fan engagement. There is no assurance we can be competitive in this industry.

Intellectual property:
The Company holds and protects a range of intellectual property assets critical to its business operations, including proprietary systems and other trade secrets. The Company also owns registered

trademark(s) used in the marketing, branding, and distribution of our products and services. These trademarks are registered with the United States Patent and Trademark Office (USPTO) and are an integral part of the company's brand identity. The Company also holds copyrights for its original content, including marketing materials, website content, and proprietary instructional materials. These copyrighted works are protected under U.S. copyright law and are essential to the company's online presence and customer engagement strategies. The Company's intellectual property protection may not prove to be sufficient to withstand challenges or legal use by third parties without infringing on our rights. Moreover, if we sought to litigate against one or more third parties who we believe are infringing on our intellectual property, we may not succeed in that litigation or we may not have the financial resources to complete the prosecution of our rights.

Limited voting rights or ability to influence the running of the Company:
Investors in this Regulation CF offering will have limited voting and decision-making rights, which could restrict their ability to influence the company's operations or governance. Regulation CF investors are often part of a large pool of smaller investors, which could complicate future financing rounds or acquisitions.

Reliance on third parties
We rely on a significant number of suppliers for services, including technology services and the infrastructure that underlies our Crowdfunding platform. Some of these services are "mission-critical", while others are less important but still important to the viability of our business model. If any of the mission-critical vendors were to cease providing services to us, or severely curtail those services, we may not be able to find an adequate alternative in a timely manner to avoid ceasing our operations. Similarly, if one or more of the non-mission-critical suppliers ceased providing services, our business operations could still be severely impaired.

Use of the Blockchain and Cryptocurrencies:
The Company makes use of the blockchain both for receiving investments by investors in Channel Drops and for distributing monthly YouTube AdSense revenue. The advent of the blockchain and the use of Smart Contracts on the blockchain for financial transactions, including investments such as those represented by the Channel Revenue Tokens sold in each Channel Drop (CRTs), is subject to controversy. As such, investors may not have enough information or data with respect to a sufficiently long history of such transactions to properly evaluate all of the risks associated with an investment in the Company based on its use of Smart Contracts and the blockchain. A failure of the blockchain or a Smart Contract could result in reputational or financial harm (or both) to the Company.

Uncertain Blockchain regulatory framework:
The regulatory framework around the Blockchain is not well developed and may change rapidly: The transmission of funds over the blockchain, and the operations of entities that further such

transactions, in each case including the Company, are currently subject to certain regulations in the U.S., Overall, the regulatory framework for use of the blockchain is far less than exists in other segments of the financial services sector. Currently the SEC, the Federal Reserve Board, the Office of the Comptroller of the Currency and a variety of other federal and state agencies are considering various regulatory frameworks that could be applicable to transactions such as the issuance and possible subsequent transfer of the CRTs by investors in Channel Drops, which is the Company's main business. The impact of such future regulations on the operation of the blockchain or the value or transferability of the CRTs is not known.

The security of the Blockchain is not proven:
Use of the blockchain does not guarantee full security for the CRTs used in Channel Drops, nor for the distributions paid to Channel Drop investors. Breaches of security and theft of crypto have continued to occur on a regular basis. There is no guaranty that the Company's business operations and reputation will not be damaged by security breaches to the Blockchain or its other digital systems.

Rapid growth:
Scaling operations presents challenges. Expanding too quickly could strain resources, lead to logistical inefficiencies, any of which could impact revenue, profitability or viability. Also, as the company scales, unexpected expenses such as legal disputes, equipment upgrades, or marketing overhauls may require additional capital beyond current projections. If the company takes on debt to fund operations or growth, servicing this debt could strain financial resources.

Reliance on technology:
The Company relies on its online platform for its channel drops. Any technical failures, cybersecurity breaches, or data privacy violations could disrupt operations, erode customer trust, and result in legal liabilities. Maintaining a secure and reliable platform is essential for continued success.

Reliance on key employees:
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining the other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Seed Preferred	9,176,413	6,819,770	Yes ⌄
Common Stock	22,000,000	9,920,311	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	Total Pool: 1,063,740 Issued: 942,269

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Hazem Dawani
Issue date	06/01/25
Amount	$250,000.00
Outstanding principal plus interest	$250,000.00 as of 06/10/25
Interest rate	8.0% per annum
Current with payments	Yes

No maturity date. Payable after >$2 million Equity Raise

Loan

Lender	Victor Glava
Issue date	06/01/25
Amount	$250,000.00
Outstanding principal plus interest	$250,000.00 as of 06/10/25
Interest rate	8.0% per annum
Current with payments	Yes

No maturity date. Payable after >$2 million Equity Raise

Convertible Note

Issue date	12/17/24
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 06/11/25
Interest rate	10.0% per annum
Discount	20.0%
Uncapped Note	Yes
Maturity date	09/19/25

Convertible Note

Issue date	12/17/24
Amount	$1,290,000.00
Interest rate	10.0% per annum
Discount	20.0%
Uncapped Note	Yes
Maturity date	09/19/25

Convertible Note

Issue date	12/17/24
Amount	$75,000.00
Outstanding principal plus interest	$75,000.00 as of 06/11/25
Interest rate	10.0% per annum
Discount	20.0%
Uncapped Note	Yes
Maturity date	09/19/25

Convertible Note

Issue date	12/17/24
Amount	$550,000.00
Outstanding principal plus interest	$550,000.00 as of 06/11/25
Interest rate	10.0% per annum
Discount	20.0%
Uncapped Note	Yes
Maturity date	09/19/25

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2023	Regulation D, Rule 506(b)	Preferred stock	$1,500,000	General operations
1/2024	Regulation D, Rule 506(b)	Preferred stock	$50,000	General operations
1/2024	Regulation D, Rule 506(b)	Preferred stock	$2,967,634	General operations
12/2024	Regulation D, Rule 506(b)	Convertible Note	$1,290,000	General operations
12/2024	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
12/2024	Regulation D, Rule 506(b)	Convertible Note	$75,000	General operations
12/2024	Regulation D, Rule 506(b)	Convertible Note	$550,000	General operations
9/2025	Regulation Crowdfunding	Priced Round	$3,933,775	General operations
11/2025	Other	Preferred stock	$652,500	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Hazem Dawani
Amount Invested	$100,000.00
Transaction type	Safe

Issue date	05/12/22
Uncapped note	Yes
Relationship	Chief Executive Officer

Name	Jason Aubrey
Amount Invested	$25,000.00
Transaction type	Safe
Issue date	05/12/22
Uncapped note	Yes
Relationship	Chief Architect

Name	Victor Glava
Amount Invested	$25,000.00
Transaction type	Safe
Issue date	05/12/22
Uncapped note	Yes
Relationship	Chief Technology Officer

Name	Chris Nagy
Amount Invested	$50,000.00
Transaction type	Priced round
Issue date	01/21/24
Relationship	Finance Advisor

Name	Chris Nagy
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	12/17/24
Outstanding principal plus interest	$50,000.00 as of
Interest rate	10.0% per annum
Discount	20.0%
Maturity date	09/19/25
Uncapped note	Yes
Relationship	Finance Advisor

Name	Victor Glava
Amount Invested	$75,000.00
Transaction type	Convertible note

Issue date	12/17/24
Outstanding principal plus interest	$75,000.00 as of
Interest rate	10.0% per annum
Discount	20.0%
Maturity date	09/19/25
Uncapped note	Yes
Relationship	Chief Technology Officer

Name	Hazem Dawani
Amount Invested	$550,000.00
Transaction type	Convertible note
Issue date	12/17/24
Outstanding principal plus interest	$550,000.00 as of
Interest rate	10.0% per annum
Discount	20.0%
Maturity date	09/19/25
Uncapped note	Yes
Relationship	Chief Executive Officer

Name	Hazem Dawani
Amount Invested	$250,000.00
Transaction type	Loan
Issue date	06/01/25
Outstanding principal plus interest	$250,000.00 as of 06/10/25
Interest rate	8.0% per annum
Current with payments	Yes
Relationship	Chief Executive Officer

Promissory NotesPayable after >$2 million Equity RaiseInterest Rate: 8%Section 4(a)(2)

Name	Victor Glava
Amount Invested	$250,000.00
Transaction type	Loan
Issue date	06/01/25
Outstanding principal plus interest	$250,000.00 as of 06/10/25
Interest rate	8.0% per annum
Current with payments	Yes
Relationship	Chief Technology Officer

Relationship   Chief Technology Officer

Promissory NotesPayable after >$2 million Equity RaiseInterest Rate: 8%Section 4(a)(2)

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Wall Street of the Creator Economy

Milestones

Creator Networks, Inc. was incorporated in the State of Delaware in February 2022.Since then, we have:

- Poised to democratize the $252B Creator Economy, starting with $40B in potential YouTube revenue

- ~$1M in revenue. 29K investor accounts. $1.2M distributed to investors. $6.9M raised FOR Creators.

- $14.3M raised from investors, including Belvedere Strategic Capital, DV Crypto VC, Nameless Ventures, and a crowdfunding raise with Wefunder.

- Management Team with multiple 8-figure exits, fintech, crypto, and Creator Economy expertise

- Secondary market trading expected to launch in Q2, 2026

- End-to-End Ecosystem to list, raise, trade, and manage investments in Creator revenue

- Only platform with SEC registration to tokenize revenue-sharing securities in the Creator Economy

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2025, the Company had revenues of $548,790 compared to the year ended December 31, 2024, when the Company had revenues of $350,792. Our gross margin was 72.52% in fiscal year 2025, and 68.72% in 2024

- *Assets.* As of December 31, 2025, the Company had total assets of $5,431,228, including $2,707,691 in cash. As of December 31, 2024, the Company had $4,326,131 in total assets, including $1,798,486 in cash.

- *Net Loss.* The Company has had net losses of $3,167,391 and net losses of $2,964,366 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities.* The Company's liabilities totaled $132,461 for the fiscal year ended December 31, 2025 and $2,006,886 for the fiscal year ended December 31, 2024.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

Liquidity & Capital Resources

To-date, the company has been financed with $14,394,200 in equity.As of today, we will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6-9 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering and additional private investors. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Creator Networks, Inc. cash in hand is $1,439,390, as of April 2026. Over the last three months, revenues have averaged $23,166/month, cost of goods sold has averaged $5,468.19/month, and operational expenses have averaged $347,538/month, for an average burn rate of $329,840.19 per month. Our intent is to be profitable in 12 months.

Since the date of our last financial statements, there have been no material changes or significant trends in our finances or operations. Our business has continued to operate in a manner consistent with the period covered by those financials, with no substantial shifts in our revenue model, expense structure, or operational strategy.

Over the next 3-6 months, we project risk-adjusted revenues of approximately $865,000 (based on a 50/50 weighting of our conservative forecast of $120k and our target of $1.6M). We project total operating expenses of approximately $2M.These projected expenses primarily reflect our continued investment in R&D and product engineering to refine our core technology before scaling and launching our secondary market.
As the company is currently revenue-generating, we have already surpassed the initial capitalization milestone required to commence revenue generation.

Our intent is to be profitable in 12 months, although we cannot be sure if or when that will occur. The company expects to reach profitability by May 2027. Assuming a gradual growth in revenue matching historical growth that outpaces the gradual growth in expenses, the company needs about $2.5M to reach profitability.

Besides funds raised through Wefunder, we've historically funded operations through both revenue and prior equity offerings. The company has successfully raised $14.3M in funding to date. While the Company experienced net losses in 2024 and 2025, with the combination of revenue, existing capital, and recent funding, we're positioned to cover short-term burn and continue scaling.

All projections in the above narrative are forward-looking and not

guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Hazem Dawani, certify that:

(1) the financial statements of Creator Networks, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Creator Networks, Inc. included in this Form reflects accurately the information reported on the tax return for Creator Networks, Inc. filed for the most recently completed fiscal year.



Hazem Dawani

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are

made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is

replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and

(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://gigastar.io/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Hazem Dawani
- Ken Yong
- Mohammed Asfour
- Sarah McNabb

Sarah McNabb

Victor Glava

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird GigaStar Subscription Agreement

SPV Subscription Agreement

GigaStar Subscription Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Hazem Dawani

Ken Yong

Mohammed Asfour

Sarah McNabb

Victor Glava

Appendix E: Supporting Documents

Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Annual Report is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Annual Report is 100% accurate**
☑ **I agree to the Lead Investor Agreement**
☑ **I agree to the Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Creator Networks, Inc.

By

Hazem Dawani
_____
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Hazem Dawani
_____
Chief Executive Officer
4/24/2026

Mohammed Asfour
_____
Chief Operating Officer
4/24/2026

Kenneth Yong
_____
Director of Finance
4/24/2026

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.